Exhibit 99.1

GENFIT: Outcome of the Ordinary Shareholder’s Meeting of June 13, 2019

Lille (France), Cambridge (Massachusetts, United States), June 13, 2019 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced the results of the voting by shareholders at the Ordinary Shareholders’ Meeting which took place on June 13, 2019, in Lille, France.

All resolutions were adopted by a large majority of the votes cast, in accordance with the recommendations of the Board of Directors. A total of 12,389,473 shares participated out of a total of 38,780,969 shares with voting rights, representing a quorum of 31.94%.

Details of the votes will be available on June 17, 2019 at the latest on the Company’s website, in the investor’s room (http://www.genfit.com/investors/documentation-center/).

About GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial in PBC later this year following its positive Phase 2 results. As part of GENFIT’s comprehensive approach to clinical management of NASH patients, the company is also developing a new, non-invasive and easy-to-access blood-based in vitro diagnostic test to identify patients with NASH who may be appropriate candidates for drug therapy. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 160 employees. GENFIT is a public company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1